


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH DC
213
SECTION

3/20

SECI 07004855 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba Endeavor Capital ~~Holdings Group, LLC~~
KNA ~~(formerly~~ Blue Bay Capital Ltd.) Formerly Endeavor Capital Holdings Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

561 10th Avenue, Suite 36 E
(No. and Street)

New York	NY	10036-3058
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronn Riedel (303) 669-9139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/9

OATH OR AFFIRMATION

I, Ronn Riedel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital Ltd.), as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal
Title

STATE OF COLORADO

CITY AND COUNTY OF DENVER

The foregoing instrument was acknowledged before me this 27th day of February, 2007 by Ronn Riedel, Financial Principal of Endeavor Capital Holdings Group, LLC.

My commission expires: 7-28-08

Notary Public


NOTARY PUBLIC
PAMELA S.
DuFAULT
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

CONTENTS

	Page
Independent Auditors' Report	4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 – 10
Supplementary Information:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Reconciliation with the Computation Included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	11-12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13-14



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.)

We have audited the accompanying statement of financial condition of Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.) as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 27, 2007

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	500
Office equipment, at cost, net of accumulated depreciation of $2,777		-
Total assets	**$**	**500**

MEMBER'S EQUITY

CONTINGENCIES (Note 3)		
MEMBER'S EQUITY (Note 2)	**$**	**500**

The accompanying notes are an integral part of this statement.

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

EXPENSES:		
General and administrative	$	5,179
Regulatory fees		14,645
NET LOSS	**$**	**(19,824)**

The accompanying notes are an integral part of this statement.

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Deficit	Member's Equity
BALANCES, December 31, 2005	$ 140,240	$ (129,026)	$ -
Merger (Note 1)	(140,240)	129,026	11,214
Contributions	-	-	16,566
Net loss	-	-	(19,824)
Distributions	-	-	(7,456)
BALANCES, December 31, 2006	**$ -**	**$ -**	**$ 500**

The accompanying notes are an integral part of this statement.

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (19,824)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	556
Decrease in accounts payable	(963)
Net cash used in operating activities	(20,231)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Contributions from member	16,566
Distributions to member	(7,456)
Net cash provided by financing activities	9,110
NET DECREASE IN CASH	(11,121)
CASH, at beginning of year	11,621
CASH, at end of year	**$ 500**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization of Business

Blue Bay Capital, Ltd. was incorporated in 2001, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In December 2006, Blue Bay Capital, Ltd. entered into a merger agreement with Endeavor Capital Holdings Group, LLC, a New York limited liability company (the "Company"). The signed merger agreement is currently pending NASD approval and accordingly the Company is not currently conducting business. The Company is a wholly owned subsidiary of Endeavor Holdings, Inc. (the "Parent").

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis over the estimated lives of the related assets of 5 years.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and all of the Company's earnings are reported on the Parent's tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $500 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .00 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. On January 4, 2007, the parent contributed approximately $8,300 as paid in capital to cure the net capital deficiency.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINCENCIES

The Company is engaged in various corporate financing and investment banking activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

SUPPLEMENTARY INFORMATION

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Member's equity	$	500
NET CAPITAL		500
Minimum requirements of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5,000
Net capital deficit	$	(4,500)
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.00 to 1**

See the accompanying Independent Auditors' Report.

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
(FORMERLY BLUE BAY CAPITAL, LTD.)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	7,956
Adjustments:		
Decrease in cash		(10,438)
Decrease in other assets		205
Decrease in non-allowable assets		2,777
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**500**



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.)

In planning and performing our audit of the financial statements and supplementary information of Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.) (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.) that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. During the audit, it was noted that the Company failed to properly record the transactions in a new bank account that was set up on December 6, 2006, which caused the Company's net capital to fall below required amounts. On January 4, 2007 deposits were made into the bank account to cure the net capital deficiency. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Endeavor Capital Holdings Group, LLC (formerly Blue Bay Capital, Ltd.) was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 27, 2007

END